October 15, 2008

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	UniSource Energy Corporation
Form 10-K
Filed February 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 24, 2008
File No. 001-13739
Tucson Electric Power Company
Form 10-K
Filed February 29, 2008
File No. 001-05924

Dear Mr. Owings:

UniSource Energy Corporation (“UniSource”) and Tucson Electric Power Company (“TEP” and, together with UniSource, the “Company”), acknowledge receipt of your letter of September 19, 2008 commenting on the above-referenced filings.

This letter contains our responses to the comments and explanations to the requested information.  Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss any of the responses.

For your convenience, each of your comments is included in bold and is followed by the Company’s corresponding response.

A.  Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

•	SEC Reports Available On UniSource Energy’s Website, page K-17

1.
Although you state that a copy of your code of ethics (and any amendments made thereto) is available on your website, we were not able to locate this; we note, however, that you do make available a Code of Conduct, however, it does not appear to cover the requirements of Item 406 of Regulation S-K.  Please tell us where your Code of Ethics is located on your website.

Response:  The full title of the document identified on the Company’s website is “Code of Ethics and Principles of Business Conduct” (the “UNS Code”).  To avoid any future confusion, the Company confirms that it has revised the short title used on its website from Code of Conduct

H. Christopher Owings
Securities and Exchange Commission
October 15, 2008

to Code of Ethics.  Below is a break down of the specific sections in the UNS Code that we believe are responsive to, and compliant with, the requirements of Item 406 of Regulation S-K (all section titles and page references are to the UNS Code):

Item 406(b)(1):  General Standards of Ethical Conduct (p.2); Responsibilities to Customers, Suppliers and Competitors (p.5)

Item 406(b)(2):  Accounting and Financial Integrity (p.7); Company Records and Internal Audit (p.7); Securities Laws (p.11); FERC (p.11); ACC Regulation (p.11)

Item 406(b)(3):  General Standards of Corporate Conduct (p.2); Responsibilities to Employees (p.3); Anti-Trust Matters (p.7); Copyright, Patent, Trademarks and Trade Secret Laws (p.8); Foreign Corrupt Practices Act (p.9); Taxes (p.9); Responsibility to the Public (pp.10-11); Policy Statement on Securities Trades by Company Personnel (p.17)

Item 406(b)(4):  Reporting Violations (pp.14-15)

Item 406(b)(5):  Compliance with the Code of Ethics and Principles of Business Conduct (pp.12-13); Enforcement (p.14); Reporting Violations (pp. 14-15)

While the Company believes that the UNS Code is compliant with the requirements of Item 406 of Regulation S-K, in reviewing the UNS Code, the Company’s management noted that the UNS Code could be supplemented to more clearly state that it is intended to promote accurate and timely disclosure in the Company’s public documents.  Management therefore intends to recommend to the Company’s Board of Directors the insertion of the following sentence in the section entitled “Responsibility to the Public,” in the subsection “Securities Laws,” following the first paragraph of such subsection:

“Full, fair, accurate, timely and understandable disclosure in the Company’s periodic reports and other documents filed with, or submitted to, the SEC and in the Company’s other public communications is required by SEC rules and is essential to our continued success.”

•	Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibits 31(a), 31(b), 31(c) and 31(d)

2.
We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K.  In this regard, your certifications do not track the text of Item 601(b)(31) of Regulation S-K in number 4(d).  In future filings, please use the form of certification set forth in Item 601(b)(31) of Regulation S-K.

H. Christopher Owings
Securities and Exchange Commission
October 15, 2008

Response:  In future filings of our Forms 10-K, the wording of paragraph 4.(d) of our certifications pursuant to Section 302 of the Sarbanes Oxley Act of 2002 will be changed to the following (changes underscored):

“disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and”

B.  Definitive Proxy Statement on Schedule 14A

•	Compensation Discussion and Analysis, page 11

•	Elements of Compensation, page 14

•	Short-Term Incentive Compensation (Cash Awards), page 14

3.
You state in the last paragraph on page 14 that the “Committee set a performance target of $1.49 Diluted EPS for the CEO’s short-term incentive award, and provided that upon attainment of that target, the CEO could be paid a maximum of $2 million....”  Please disclose why your CEO has a lower EPS target than your other executives and employees.  Please also discuss whether $1.49 was part of a range (i.e., if it is the threshold, target or maximum amount) for this performance measure.

Response:  The CEO does not have a lower EPS target than our other named executive officers (NEOs) for purposes of determining actual payouts under the short-term incentive award program.  The amount of the CEO’s short term incentive payment was in practice calculated in the same manner as the short-term incentive payments to the other NEOs, resulting in a payout of 97% of the target award for each NEO, including the CEO.  There are, however, two differences between the approach used for the CEO and the approach used for the other NEOs.

First, the Company must have achieved a minimum EPS in order for the CEO to receive any payment.  If the Company had not achieved EPS of at least $1.49, the CEO would not have received any short term incentive payment regardless of the Company’s performance relative to other targets.  The other NEOs did not have a minimum EPS level.  If the Company had failed to achieve an EPS of $1.49, the other NEOs could still have received a short term incentive payment based on the Company’s performance relative to the other targets.

Second, the CEO’s compensation could have exceeded $1 million, and Internal Revenue Code section 162(m) would have prevented a tax deduction for the amount in excess of $1 million unless it qualified as “performance-based compensation.”  To allow the CEO’s short term incentive payment to qualify as performance-based compensation, the Compensation Committee provided for the CEO’s short term incentive award by a grant under the shareholder-approved

H. Christopher Owings
Securities and Exchange Commission
October 15, 2008

2006 Omnibus Stock and Incentive Plan (“Omnibus Stock and Incentive Plan”). The Omnibus Stock and Incentive Plan provides for cash awards up to $2 million upon the attainment of performance goals.  By relying on the Omnibus Stock and Incentive Plan to set a maximum award upon achievement of a performance goal of EPS of $1.49, and then using its discretion to pay a lesser amount, the Compensation Committee complied with the performance-based compensation requirements of Internal Revenue Code section 162(m) and preserved its ability to deduct the full amount of the CEO’s short-term incentive payment.

In future filings relating to years in which this approach is used for the CEO’s short-term incentive payments, we will clarify the effect of any separate performance target used for the CEO.

•	Financial and Operating Performance Objectives – 2007, page 15

4.
The table indicates that the 2007 EPS target range was $1.55 (threshold) to $1.95 per share (outstanding) and that the 2007 O&M target range was $276 million (threshold) to $266 million (outstanding).  Under the heading “2007 PEP Results” at the top of page 16, you state that “In 2007, the Company achieved $1.57 per share of diluted EPS, which was above the threshold level, but only 55% of the target level.”  You also state that your “O&M expenses for 2007 were $269.7 million, which was 113%” of your cost containment target.  Please explain tell us how you determined that $1.57 per share of diluted EPS was 55% of the target level.  Please also explain to us how you determined that $269.7 was 113% of your cost containment target.

Response:  In future filings, the Company will clarify how it determined the percentage of the target level of performance actually achieved. Table A below demonstrates the EPS goal calculation which ranges from $1.55 (threshold) to $1.95 (outstanding) with the corresponding payout level ranging from 50% to 150%.  EPS must reach a minimum of $1.55 (threshold) to pay at 50%; EPS of less than $1.55 does not pay.  The final result of EPS of $1.57 paid at 55%.

Table  A

		1.57
EPS	Range ($)	1.55	˜	1.59	1.63	1.67	1.71	1.75	1.79	1.83	1.87	1.91	1.95
Payout	Payout %	50%		60%	70%	80%	90%	100%	110%	120%	130%	140%	150%
		55%

Table B below demonstrates the cost containment goal (O&M) calculation which ranges from $276M (threshold) to $266M (outstanding), with a corresponding payout level ranging from 50% to 150%.  O&M spending of greater than $276M does not pay; spending less than $276M pays as shown in Exhibit B.  The final result of $269.7 paid at 113%.

H. Christopher Owings
Securities and Exchange Commission
October 15, 2008

Table B

								269.7
O&M	Range ($ Millions)	276	275	274	273	272	271	270	˜	269	268	267	266
Payout	Payout %	50%	60%	70%	80%	90%	100%	110%		120%	130%	140%	150%
								113%

•	Summary Compensation Table, page 22

5.
Footnote three to the table includes cash awards both for 2006 and 2007 PEP Awards as well as installment payments under the 2004 LTIP.  Please disclose the terms of the 2004 LTIP awards that were payable in 2006 and 2007 under the heading “Short-Term Incentive Compensation (Cash Awards)” on page 14 or in another appropriate place.

Response:  In all future filings, we will disclose the terms of such types of awards either in the Compensation Discussion and Analysis or in another appropriate place.

The material terms of the 2004 LTIP awards are described below, which relate to the 2005-2007 Long Term Incentive Plan section on page 18 of the March 24, 2008 Definitive Proxy Statement:

During 2004, the Company adopted a cash incentive based long-term incentive plan (“LTIP”) because it did not have shares available for stock awards under a shareholder approved incentive plan.  Under the 2004 LTIP, the Named Executives received payouts based on the achievement during 2004 of 120% of target for three performance goals based on EPS, TEP operating cash flow and UniSource Energy consolidated operating cash flow.  The plan provided for payments in three annual installments beginning in 2005.  The final installment is reflected in the Summary Compensation Table on page 22.

•	Grants of Plan-Based Awards – 2007, page 24,

6.
Please tell us why your maximum estimated future payout under non-equity incentive plan awards for Mr. Pignatelli does not reflect the maximum award of $2 million reflected under the heading “Short-Term Incentive Compensation (Cash Awards)” on page 14.

Response:  The maximum estimated future payout under non-equity incentive plan awards for Mr. Pignatelli in this table accurately represented his maximum award under the PEP of $834,000.

H. Christopher Owings
Securities and Exchange Commission
October 15, 2008

As described in our response to comment 3, above, even though the Omnibus Stock and Incentive Plan would have permitted a payment of $2 million to the CEO, the Compensation Committee calculated the CEO’s payment in the same manner that it calculated the payment to the other NEOs, subject to the minimum EPS requirement.  As a result, the maximum amount that the CEO would have been paid was the maximum amount ($834,000) shown on the Grants of Plan-Based Awards table.

•	Outstanding Equity Awards at Fiscal Year-End – 2007, page 25

7.
Footnote three to this table states that the share numbers reflected in the “Equity Incentive Plan Awards:  Unearned Shares, Units or Other Rights That Have Not Vested” column include unearned performance shares both for the “prorated achievement of the EPS goal at threshold and the cash flow goal at target, because the Company would have achieved those levels of performance if the performance period had ended on December 31, 2007.”  However, it appears that you achieved the maximum for the cash flow goal for both the 2006-08 and 2007-09 performance share grants.

These numbers should be reported based on achieving threshold performance goals, except that if performance during the last completed fiscal year (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured) has exceeded the threshold, the disclosure shall be based on the next higher performance measure (target or maximum) that exceeds the last completed fiscal year’s performance (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured).  Refer to Instruction 3 to Item 402(f) of Regulation S-K and Response 122.01 our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.  Accordingly, please revise to disclose these amounts based on achievement of the maximum cash flow or tell us why you believe this is not appropriate.

Response:  Based on actual performance through the end of the last completed fiscal year, the Company projected that, as of the end of the relevant performance period, it would not exceed threshold performance for the EPS goal and that it would exceed threshold performance, but not target performance, for the cash flow goal.  Accordingly, as required by Instruction 3 to Item 402(f) of Regulation S-K and Response 122.01 of the SEC’s Regulation S-K Compliance and Disclosure Interpretations, the values shown on this table reflect achieving threshold performance for the EPS goal, and target performance for the cash flow goal.  The projections regarding achievement of the performance goals were the same projections used to determine the 2007 compensation expense related to the outstanding awards for financial reporting purposes, and were done in the manner required by Financial Accounting Standards 123(R).

H. Christopher Owings
Securities and Exchange Commission
October 15, 2008

8.
The text of footnote two to the table lists the components of severance benefits payable upon a change in control and includes “e) enhanced retirement benefits, [and] f) medical benefits continuation [for five years] ....”  The table included in footnote two detailing these benefits contains columns that do not appear to correspond with the list in the text of footnote two.  Specifically, the sixth and seventh columns refer to “Enhanced Benefits” and “Pension.”  Please clarify if these are the same as items e) and f) in the text of footnote two.

Response:  Enhanced Benefits is the same as item “f” and Pension is the same as item “e” in footnote 3.  In all future filings this will be clarified.  For 2007, the revised table would have been as follows:

Named Executive	Cash ($)	Prorated Bonus ($)	Stock Options ($)	Performance Shares ($)	Medical Benefits ($)	Retirement Benefits ($)	Tax Gross- up ($)	Total ($)
Kevin P. Larson	1,350,000	150,000	13,273	281,742	64,427	118,587	725,118	2,703,147
Michael J. DeConcini	1,350,000	150,000	13,273	281,742	73,258	66,823	750,750	2,685,846
Karen Kissinger	995,400	94,800	10,527	223,059	74,949	67,776	0	1,466,510

9.	Please tell us if the potential payments set forth in the table on page 30 include all payments noted in the last paragraph on page 31.

Response:  The Company confirms that the potential payments set forth in the table on page 30 include all payments noted in the last paragraph on page 31.

•	Director Compensation, page 33

10.
Please provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in your director compensation table.  For example, please explain the circumstances under which the directors were granted the stock options set forth in footnote 5 to the table.  Also, please consider setting forth the information in footnotes 4 and 5 to this table in a tabular format within the footnotes.  Refer to Item 402(k)(3) of Regulation S-K.

H. Christopher Owings
Securities and Exchange Commission
October 15, 2008

Response:

Narrative Disclosure

In all future filings, the Company will provide a narrative description of material factors necessary to an understanding of the director compensation disclosed in the director compensation table and will consider using tables to provide information like the information contained in Footnotes 4 and 5.  The narrative description for 2007 would have been as follows:

For 2007, our Directors, other than directors who are also employees, received the following compensation:

o	Annual cash retainer of $40,000, paid in monthly installments

o
Additional annual cash retainer of $20,000 for the Lead Director, $10,000 for the Audit Chair, $7,500 for the Compensation and Corporate Governance Chairs, and $5,000 for all other committee chairs; paid in quarterly installments

o	Board and Committee meeting fee of $1,000 per meeting

o	Annual award of $45,000 in restricted stock units

o
Directors serving on the date of the Annual Shareholder meeting receive a grant on the date of that meeting. Any person who first becomes a director after the Annual Shareholder meeting receives a grant on a date approved by the compensation committee.  All restricted stock unit grants to directors vest in full on the first anniversary of grant

o	The actual number of restricted stock units granted is calculated by dividing $45,000 by the closing price of our common stock on the date of grant

o
Vesting stock units must be deferred and distributed in January of the year following the year during which a director ceases to serve as a member of our Board.  Deferred stock units accrue dividend equivalents during the deferral period. Deferred stock units may be distributed in cash or shares of UNS stock at the Board’s discretion

Mr. Pignatelli, our CEO, does not receive any additional compensation for serving as a director.

Directors may elect to defer cash fees and retainers under the Deferred Compensation Plan (DCP), which is described on page on 29 of the March 24, 2008 Definitive Proxy Statement.

H. Christopher Owings
Securities and Exchange Commission
October 15, 2008

In 2007, we adopted formal stock ownership guidelines for our non-employee directors.  Non-employee directors are expected to accumulate UniSource shares with a value equal to 500% of the annual equity grant. Shares owned outright, including shares held in street name accounts, jointly with spouse, or in trust for the non-employee director’s benefit, and deferred stock units count towards meeting the guideline.

Additional Explanation relating to stock options described in Footnote 5

Prior to 2004, non-employee directors  received annual stock option grants. The stock options vested over a three-year period. As of January 2, 2006, all outstanding stock options held by non-employee directors were fully vested. Consequently, the Company did not incur any FAS 123(R) compensation expense for non-employee director stock option awards during 2007.

•	Compensation Committee Interlocks and Inside Participation, page 40

11.	Please provide the disclosure required by Item 407(e)(4)(iii)(C) of Regulation S-K.

Response:  During 2007, none of the executive officers of UniSource or TEP served on the compensation committee or board of directors of any entity one of whose executive officers served as a member of UniSource or TEP’s board of directors.  In future filings of our proxy, disclosure under the heading “Compensation Committee Interlocks and Insider Participation” will be changed to provide the disclosure required by Item 407(e)(4)(iii)(C).  The disclosure for the March 24, 2008 Definitive Proxy Statement would have been as follows (changes underscored):

“All members of the Compensation Committee during fiscal year 2007 were independent directors, and no member was an employee or former employee.  No Compensation Committee member had any relationship requiring disclosure under “Transactions with Management and Others” on page 40.  During fiscal year 2007, none of our executive officers served on the compensation committee (or its equivalent) or board of directors of another entity one of whose executive officer(s) served on our Board of Directors.”

* * * * *
We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

H. Christopher Owings
Securities and Exchange Commission
October 15, 2008

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses or if you would like to discuss any other matters, please contact me at (520) 884-3635.

Very truly yours,
UNISOURCE ENERGY CORPORATION
By:	/s/ Raymond S. Heyman
Raymond S. Heyman
Senior Vice President and General Counsel
TUCSON ELECTRIC POWER COMPANY
By:	/s/ Raymond S. Heyman
Raymond S. Heyman
Senior Vice President and General Counsel

Cc:	Catherine Brown, SEC Staff Attorney
Mara Ransom, SEC Branch Chief
John T. Hood, Thelen LLP